82-33000

Reliance Industries Limited
Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

04024966

May 4, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sl No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	-	May 4, 2004	Letter regarding change in the name of the Registrars & Transfer Agents

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Surendra Pipara
Jt. Company Secretary

Enc: a/a

dw 5/11

Reliance
Industries Limited
Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

May 4, 2004.

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Change in the name of the Registrars & Transfer Agents of the Company.**

This is to inform you that pursuant to the approval granted by the Securities and Exchange Board of India, the licence of the Registrars and Share Transfer Agents of the Company has been changed from Karvy Consultants Limited to Karvy Computershare Private Limited with effect from February 27, 2004. Accordingly Karvy Computershare Private Limited, having their address at: 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad 500 034, are the Registrars & Transfer Agents of the Company.

You are requested to inform your Members accordingly.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED,**

SURENDRA PIPARA
Jt. COMPANY SECRETARY

c.c. : The Secretary,
The Stock Exchange, Kolkata
National Stock Exchange, Mumbai

National Securities Depository Limited
Central Depository Services (India) Limited